(d)(2)(L)(i)

May 2, 2022

Seamus Ray

T. Rowe Price Associates, Inc.

T. Rowe Price International Ltd

100 East Pratt Street

Baltimore, MD 21202

Dear Mr. Ray:

This letter is to inform you that on Thursday, January 27, 2022, the Board of Trustees (the "Board") of Voya Investors Trust ("VIT") approved the termination of the Portfolio Management Agreement, dated May 1, 2017, as amended, among VIT, Voya Investments, LLC ("VIL") and T. Rowe Price Associates, Inc. ("T. Rowe") (the "Portfolio Management Agreement") and the Investment Subadvisory Agreement, dated November 18, 2014, as amended and restated on May 1, 2017, between and among T. Rowe and T. Rowe Price International Ltd ("TRP International") (the "Subadvisory Agreement" and together with the Portfolio Management Agreement, the "Agreements").

Pursuant to Section 16 of the Portfolio Management Agreement and Section 13 of the Subadvisory Agreement, the Agreements may be terminated with respect to VY® T. Rowe Price International Stock Portfolio, a series of VIT (the "Fund"), at any time, without penalty, by the Board upon 60 days' written notice to VIL and T. Rowe and TRP International. Therefore, the Agreements will terminate in accordance with the respective sections of the Agreements, effective at the close of business on July 1, 2022. In the interim, we may be in contact to facilitate a smooth transition, and we look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Fund.

Respectfully,

/s/ Todd Modic_____

Todd Modic

Senior Vice President

Voya Investors Trust